EX99_I

NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

NATIONWIDE LIFETIME INCOME TRACKSM

GUARANTEED LIFETIME WITHDRAWAL BENEFIT (“GLWB”) OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Option Issue Date stated in the GLWB Option Specifications Page.

To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract. Terms not defined in this option have the meaning given to them in the Contract.

This option provides a lifetime withdrawal benefit even if negative investment experience and/or lifetime withdrawals reduce the Contract Value to zero. A one-time Non-Lifetime Withdrawal is also permitted subject to the terms of this option.

This option is irrevocable. However, the purpose of the guaranteed withdrawal benefit provided under this option is to provide security through an available Lifetime Withdrawal Amount for the Determining Life, and if applicable the Joint Determining Life. Therefore, the option will terminate upon assignment or a change in ownership of the Contract unless the new assignee or Contract Owner meets the qualifications specified in item 4 of the Termination section of this option.

Warnings: The Income Benefit Base cannot be Surrendered as a lump sum and is not payable as a death benefit.

Early Surrenders, Excess Surrenders, and/or a Non-Lifetime Withdrawal, could reduce future benefits under this option by more than the dollar amount of the Surrender.

Surrenders prior to age 59 1/2 may result in the immediate application of taxes and penalties under Section 72 of the Internal Revenue Code.

Definitions

The following definitions are added to the Contract:

Determining Life - The person designated as Contract Owner on the application (Annuitant in the event of a non-natural Contract Owner).

Early Surrender - Any Surrender taken before the Lifetime Withdrawal Availability Date.

Excess Surrender - The amount of any Surrender, other than a Non-Lifetime Withdrawal, taken after the Lifetime Withdrawal Availability Date that exceeds the Lifetime Withdrawal Amount.

Income Benefit Base - The value calculated under this option that is multiplied by the Lifetime Withdrawal Percentage to determine the Lifetime Withdrawal Amount.

Joint Determining Life - The spouse of the Determining Life upon whose lifetime withdrawals under this option may also be based. A Joint Determining Life may only be named when the Joint Option is elected.

Joint Option - An election allowing the spouse of the Determining Life to be named as a Joint Determining Life.

Lifetime Withdrawal(s) - Surrender of all or a portion of the Lifetime Withdrawal Amount.

Lifetime Withdrawal Amount - The maximum amount that can be Surrendered as a Lifetime Withdrawal between Option Anniversaries after the Lifetime Withdrawal Availability Date without reducing the Income Benefit Base. It is calculated by multiplying the Income Benefit Base by the Lifetime Withdrawal Percentage.

Lifetime Withdrawal Availability Date - The date the Determining Life, younger of the Determining Life and Joint Determining Life if the Joint Option is elected, reaches age 59 1/2.

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Lifetime Withdrawal Percentage - A specified percentage based on the Option Age and the age of the Determining Life, younger of the Determining Life and Joint Determining Life if the Joint Option is elected, at the time the first Lifetime Withdrawal is taken. Please refer to the applicable Lifetime Withdrawal Percentages table in the GLWB Option Specifications Page.

Non-Lifetime Withdrawal - A one-time only election to have the first Surrender after the Non-Lifetime Withdrawal Availability Date not treated as a Lifetime Withdrawal. See the Non-Lifetime Withdrawal section of this option for details.

Non-Lifetime Withdrawal Availability Date - The later of the first Option Anniversary or the Lifetime Withdrawal Availability Date.

Option Age - The number of completed years measured from the Option Issue Date stated in the GLWB Option Specifications Page.

Option Anniversary - Each recurring one-year anniversary beginning with the Option Issue Date.

Option Year - Beginning with the Option Issue Date, each one-year period this option remains in-force.

Original Income Benefit Base - The Contract Value on the Option Issue Date.

Permitted Investment Options - Sub-Accounts and/or asset allocation models Nationwide designates for availability with this option. The Fixed Account, if available, is not a Permitted Investment Option, i.e. Purchase Payments cannot be allocated to nor Contract Value transferred to or from the Fixed Account, except that, for Contracts that offer the Fixed Account, it is available as the originating account for dollar cost averaging for lifetime income option programs.

Reports

Before the first Lifetime Withdrawal is taken, the annual report provided for the Contract will include the Income Benefit Base on the latest Option Anniversary and the Lifetime Withdrawal Amount available for the earliest possible Lifetime Withdrawal. After the first Lifetime Withdrawal is taken, the annual report will include the Lifetime Withdrawal Amount and the then current Income Benefit Base.

Additional Charge

Nationwide will deduct an additional charge of up to 1.50% of the then current Income Benefit Base on each Option Anniversary. A prorated charge for any partially completed Option Year will also be deducted upon full Surrender of the Contract. The charge is deducted proportionally from the elected Permitted Investment Options on each Option Anniversary.

If the Joint Option is elected, Nationwide will deduct a charge in addition to the base charge under this option and/or offer lower Lifetime Withdrawal Percentages. If a charge is assessed for the Joint Option, it will be up to 0.40% of the current value of the Income Benefit Base on each Option Anniversary. If a charge is assessed, a prorated charge for any partially completed Option Year will also be deducted upon full Surrender of the Contract. The charge is deducted proportionally from the elected Permitted Investment Options on each Option Anniversary. Lifetime Withdrawal Percentages with and without election of the Joint Option are stated in the GLWB Option Specifications Page.

The initial GLWB Option charge on the Option Issue Date is stated in the Contract Specifications Page if this option is elected at the time of application or in the GLWB Option Specifications Page if elected post-issue and is guaranteed under the conditions stated in this option and in effect when it was issued. The guaranteed maximum charges for the GLWB Option and the Joint Option are stated in the GLWB Option Specifications Page.

Utilization of non-automatic resets of the Income Benefit Base, as described in the “Non-Automatic Reset” section of this option, may increase the GLWB Option charge, subject to the maximum charge stated in this option.

Option Requirements and Restrictions

The following apply to this option:

(1)	This option is only available to Contracts with a Determining Life of age 85 years or less on the Option Issue Date;

(2)	This option is not available to a beneficially owned Contract - a Contract that is inherited or established by a Beneficiary who continues to hold the Contract as a Beneficiary (as opposed to treating the Contract as his/her own) for tax purposes;

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(3)	After the first Option Anniversary, Nationwide reserves the right to refuse any subsequent Purchase Payments in excess of $50,000 per Option Year for all Nationwide issued contracts with the same Contract Owner, Joint Owner Annuitant, Co-Annuitant, Determining Life and/or Joint Determining Life. Any excess amount refused will be returned to the Contract Owner;

(4)	Total cumulative Purchase Payments under the Contract and any other annuity contract issued by Nationwide with the same Contract Owner, Joint Owner, Annuitant, Co-Annuitant, Determining Life and/or Joint Determining Life may not exceed $1,000,000 unless Nationwide agrees in writing to accept Purchase Payments exceeding $1,000,000. Any excess amount not accepted will be returned to the Contract Owner;

(5)	Loans, to the extent otherwise permitted under the Contract or an endorsement to the Contract, are not allowed;

(6)	Nationwide may restrict the availability of this option in conjunction with other options that may be offered under the Contract. Other options that are not available for election in conjunction with this option are identified in the application;

(7)	For Contracts that otherwise offer the Fixed Account, it is not available with this option, except as the originating account for any dollar cost averaging program offered in conjunction with this option (for additional information, see the Fixed Account Endorsement if applicable);

(8)	The Determining Life cannot be changed;

(9)	The manner in which the Contract Value, Death Benefit, or any other benefits or values described in the Contract or any other option are calculated is not modified by this option;

(10)	As with any Surrender, Surrender of the Lifetime Withdrawal Amount and the Non-Lifetime Withdrawal, if taken, will reduce the Contract Value, Death Benefit, and any other benefits and values as described in the Contract or any other option; and

(11)	Allocations and transfers among the investment options are limited as provided in the Investment Allocation and Transfer Restrictions section of this option.

Joint Option

The Joint Option feature is available for all contract types except Charitable Remainder Trust owned Contracts. For all other contract types, the applicant may elect the feature only at the time this GLWB Option is elected. If elected, this feature allows the survivor of the Determining Life and Joint Determining Life to continue to receive, for the duration of his/her lifetime, the Lifetime Withdrawal Amount.

In order to take advantage of this additional benefit the following will apply:

(1)	The spouse of the Determining Life must be named as the Joint Determining Life and cannot be changed;

(2)	The Joint Determining Life must be of age 85 years or less on the Option Issue Date;

(3)	For Contracts with a non-natural owner, the Determining Life and Joint Determining Life must be named as Co-Annuitants, except in the case of a non-natural Contract Owner and/or Joint Owner, and where the spousal protection benefit (payment of a Death Benefit on both spouses) is not used, the Determining Life and Joint Determining Life must be named as the Annuitant and Contingent Annuitant. In this case, one Death Benefit is paid when the last survivor of the Annuitant and Contingent Annuitant dies;

(4)	The Determining Life and Joint Determining Life must be named as the only primary Beneficiaries. Any other named parties to the Contract, except for Contingent Beneficiaries, must be the Determining Life or Joint Determining Life; and

(5)	If both the Determining Life and Joint Determining Life are alive upon Annuitization, the Contract Owner must specify which spouse is the Annuitant upon whose life any annuity payments involving life contingencies depend. For a Contract issued under Code section 401(a) or 403(b), or as an IRA or Roth IRA, only the person for whose benefit the Contract was established may be named.

Termination of the Joint Option

Once the Joint Option is elected, it can only be removed from the Contract prior to the first Lifetime Withdrawal and if Nationwide is provided with proof of divorce, annulment, or dissolution of the marriage between the Determining Life and Joint Determining Life.

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If the Joint Option is removed, any additional charge assessed for it will end and/or the applicable Lifetime Withdrawal Percentages will be those that would have applied if the Joint Option had never been elected.

If the Joint Option is removed from the Contract, it may not be re-elected or added to cover a subsequent spouse.

Investment Allocation and Transfer Restrictions

Nationwide will restrict the allocation of Purchase Payments and transfers of Contract Value to Permitted Investment Options in conjunction with this option. Nationwide also reserves the right to restrict allocations to Permitted Investment Options in which the Contract Owner is already invested after the election of this option. Nationwide may substitute Permitted Investment Options available to the Contract Owner in the event any previous Permitted Investment Option(s) are no longer available to the Variable Account or Nationwide’s management determines that any previous Permitted Investment Option(s) are no longer appropriate for the purposes of the Contract or this option. The Contract Owner will be notified in writing of any changes to the Permitted Investment Options.

Calculation of the Lifetime Withdrawal Amount

At any time after the Lifetime Withdrawal Availability Date the Contract Owner may, but is not required to, begin taking Lifetime Withdrawals from the Contract. Nationwide will Surrender amounts proportionally from each elected Permitted Investment Option.

At the time of the first Lifetime Withdrawal, the Lifetime Withdrawal Percentage is established in accordance with the applicable table in the GLWB Option Specifications Page. Once the Lifetime Withdrawal Percentage is established it will be multiplied by the then current Income Benefit Base to determine the dollar value of the Lifetime Withdrawal Amount for the current Option Year. When the Lifetime Withdrawal Percentage is established, it will not be subject to any change as long as the Contract and this option remain in-force. The Lifetime Withdrawal Amount may be taken during each Option Year beginning with the first Lifetime Withdrawal and is non-cumulative.

This means any part of the Lifetime Withdrawal Amount not taken during a given Option Year cannot be added to the available Lifetime Withdrawal Amount in any later Option Years.

If the Lifetime Withdrawal Amount is scheduled to be $100 or less, Nationwide may require the interval of payment to be modified so the Lifetime Withdrawal Amount will equal more than $100. In no case will scheduled lifetime withdrawals be modified to an interval greater than annual.

Calculation of the Income Benefit Base

Calculation Before Lifetime Withdrawals Begin

During the first Option Year, the current Income Benefit Base equals the Original Income Benefit Base plus any subsequent Purchase Payments and credits applied. Each time the Income Benefit Base is recalculated, as described below, the resulting Income Benefit Base becomes the current Income Benefit Base.

Provided no Early Surrenders are taken from the Contract and the Contract Owner has not opted out of automatic reset opportunities, the current Income Benefit Base equals the highest Contract Value on any Option Anniversary plus Purchase Payments submitted and any credits applied after that Option Anniversary, reduced for the Non-Lifetime Withdrawal, if applicable.

If at any time prior to the first Lifetime Withdrawal, the Contract Value is equal to zero, no further recalculations of the Income Benefit Base will be performed. The Lifetime Withdrawal Amount will be established using the Income Benefit Base calculated on the most recent Option Anniversary.

Early Surrender

If an Early Surrender is taken in any Option Year, the Income Benefit Base will immediately be reduced by the greater of the following two amounts, including any CDSC and/or taxes:

(1)	the gross dollar amount of the Early Surrender; or

(2)	a figure representing the proportional amount of the Early Surrender. This amount is determined by the following formula:

gross dollar amount of the Early Surrender Contract Value	×	current Income Benefit Base prior to the Early Surrender

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Non-Lifetime Withdrawal

This option permits a one-time only election to designate the first Surrender taken on or after the Non-Lifetime Withdrawal Availability Date as the Non-Lifetime Withdrawal. The Non-Lifetime Withdrawal does not establish the Lifetime Withdrawal Percentage. The Non-Lifetime Withdrawal is subject to the following:

(1)	The Surrender request must be submitted in writing after the Non-Lifetime Withdrawal Availability Date;

(2)	The request must state that the Surrender is being requested as a Non-Lifetime Withdrawal; and

(3)	The Income Benefit Base in effect on the date of the Non-Lifetime Withdrawal will be reduced proportionally by the gross amount of the Non-Lifetime Withdrawal, including any CDSC and/or taxes, as follows:

gross dollar amount of the Non-Lifetime Withdrawal Contract Value	×	current Income Benefit Base prior to the Non-Lifetime Withdrawal

If you begin Lifetime Withdrawals before taking the Non-Lifetime Withdrawal, you forfeit the ability to take a Non-Lifetime Withdrawal.

Calculation After Lifetime Withdrawals Begin

After the first Lifetime Withdrawal, the Income Benefit Base is not subject to change, except due to Excess Surrenders, additional Purchase Payments, or reset opportunities, see the “Reset Opportunities” section of this option.

Excess Surrender

If an Excess Surrender is taken in any Option Year, the Income Benefit Base will immediately be reduced by the greater of the following two amounts, including any CDSC and/or taxes:

(1)	the gross dollar amount of the Excess Surrender; or

(2)	a figure representing the proportional amount of the Excess Surrender. This amount is determined by the following formula:

gross dollar amount of the Excess Surrender Contract Value (reduced by the Lifetime Withdrawal Amount)	×	current Income Benefit Base prior to the Excess Surrender

Notwithstanding the above, if required minimum distributions for the Contract under the Internal Revenue Code will not be met for the calendar year by Surrendering the available Lifetime Withdrawal Amount, the Determining Life, or Joint Determining Life, if applicable, will be permitted to Surrender Contract Value in excess of the Lifetime Withdrawal Amount without reducing the Income Benefit Base. This option is not permitted for beneficially owned Contracts. Nationwide may eliminate this right if the Internal Revenue Code provisions or Internal Revenue Service rules or guidance relating to required minimum distributions change.

Surrenders up to the Lifetime Withdrawal Amount are free of Contingent Deferred Sales Charges (CDSC), if applicable. For purposes of CDSC, the gross amount Surrendered will include any recapture of credits, if applicable, according to the Contract or any elected options.

Increase by Purchase Payment

Subsequent Purchase Payments to the Contract will increase the Income Benefit Base by the amount of the Purchase Payment submitted and any credits applied.

However, once the Contract Value falls to zero, the Determining Life, or Joint Determining Life if applicable is no longer permitted to submit additional Purchase Payments or take Surrenders in excess of the current calculated Lifetime Withdrawal Amount.

Reset Opportunities

Unless you instruct otherwise, automatic resets will occur on each Option Anniversary prior to the first Lifetime Withdrawal. Thereafter, resets will be automatic until the current charge or the list of Permitted Investment Options associated with this option change. In the event the charge or the list of Permitted Investment Options associated with this option change, the reset opportunities are no longer automatic.

At the time of a reset, Nationwide will compare the then current Income Benefit Base and the Contract Value. If the Contract Value is greater, the Income Benefit Base will be reset to equal that Contract Value.

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Automatic Reset

On any Option Anniversary while automatic resets are in effect, Nationwide will perform the reset comparison and increase the Income Benefit Base if applicable.

The Contract Owner, Annuitant in the case of a non-natural Contract Owner, may elect in writing to discontinue the automatic reset feature. You may subsequently elect in writing to resume the automatic reset feature.

Non-Automatic Reset

In the event the charge or the list of Permitted Investment Options associated with this option change after the first Lifetime Withdrawal, the reset opportunities are no longer automatic. However, Nationwide will provide written notice to the Contract Owner on or about the Option Anniversary, provided that the Contract Value exceeds the Income Benefit Base on the Option Anniversary. The notice will include information about the then current Contract Value, Income Benefit Base, charge, and list of Permitted Investment Options. Nationwide will also provide the Contract Owner with instructions on how to communicate an election to reset the Income Benefit Base.

If made, such election must be received within 60 days after this Option Anniversary. The reset of the Income Benefit Base, if elected, will be subject to the then current charge and list of Permitted Investment Options associated with this option.

If Nationwide does not receive an election from the Determining Life to reset the Income Benefit Base within 60 days after the Option Anniversary, Nationwide will not reset the Income Benefit Base and future automatic resets will cease unless resumed as provided below.

Following rejection of a non-automatic reset, Nationwide will provide written notice of subsequent reset opportunities on or about the Option Anniversary. Such notices will be sent to the Contract Owner provided the Contract is otherwise eligible and in force. In the event a non-automatic reset is elected, automatic resets will resume as provided in this option unless the Contract Owner, Annuitant in the case of a non-natural Contract Owner, instructs otherwise in writing.

Note: Nationwide may offer later versions of this option on a prospective basis to new purchasers with different charges and/or benefits. Later versions do not constitute changes to previously issued options unless expressly stated.

Termination

This option ends upon the earliest of the following:

(1)	a full Surrender of the Contract;

(2)	the death of the Determining Life or, if the Joint Option is elected, the available Lifetime Withdrawal Amount ends upon the death of the last survivor of the Determining Life and the Joint Determining Life;

(3)	Annuitization of the Contract; or

(4)	if the Contract Owner is changed or the Contract is assigned, this option will terminate, except in the following circumstances:

(a)	the new Contract Owner or assignee assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to the Contract Owner’s spouse during the Contract Owner’s lifetime, a change to a court appointed guardian representing the Contract Owner during the Contract Owner’s lifetime, etc.);

(b)	ownership of an IRA or Roth IRA is being changed from one custodian to another, from the Determining Life to a custodian, or from a custodian to the Determining Life;

(c)	the assignment is for the purpose of effectuating a 1035 exchange of the Contract (i.e. the option may continue during the temporary assignment period and not terminate until the Contract is actually Surrendered); or

(d)	the change is merely the removal of a Contract Owner where the Contract is jointly owned.

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In addition, if an Early Surrender, Excess Surrender, or Non-Lifetime Withdrawal reduces the Income Benefit Base to zero, the Contract will terminate and all benefits under this option will end.

If this option terminates for any reason, the additional charge will also terminate.

Annuity Purchase Rates

Notwithstanding any guaranteed annuity purchase rates stated in the Contract, the annuity purchase rates available on the Annuity Commencement Date will not provide less income than the Lifetime Withdrawal Amount in effect at the time of Annuitization.

Executed for Nationwide by:

Secretary	President

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GLWB OPTION SPECIFICATIONS PAGE

OPTION INFORMATION

Option Issue Date: [XX/XX/XXXX]

Option Charges:

Guaranteed Maximum Charge for GLWB Option without the Joint Option:	1.50% of the then current Income Benefit Base deducted on each Option Anniversary

Guaranteed Maximum Charge for the Joint Option:	0.40% of the then current Income Benefit Base deducted on each Option Anniversary

OPTIONS ELECTED

Added Charge
Guaranteed Lifetime Withdrawal Benefit (“GLWB”) Options
Nationwide Lifetime Income TrackSM GLWB Option	[ [0.50-1.50]% X]
Nationwide Lifetime Income TrackSM GLWB with the Joint Option	[ [0.50-1.90]% X]

Notes Regarding Additional Charges:

An “X” next to the charge denotes the Option has been elected.

The GLWB Option charges are deducted from the Variable Account once each year based on the value of the Income Benefit Base (see the Option for details). If you elected the GLWB Option with the Joint Option, we may assess a higher additional charge and/or offer lower Lifetime Withdrawal Percentages than would apply if you had elected a GLWB Option without the Joint Option. The initial GLWB Option charge is stated above and is guaranteed under the conditions stated in the Option and in effect when it was issued. Utilization of non-automatic resets of the Income Benefit Base, as described in the “Non-Automatic Reset” section of the Option, may increase the GLWB Option charge, subject to the maximum charge stated in the Option. Refer to the GLWB Option form for additional information.

GLWB LIFETIME WITHDRAWAL PERCENTAGES TABLES

Lifetime Withdrawal Percentages if the Joint Option is not elected:

Age of the Determining Life *	Lifetime Withdrawal Percentage if Option Age is less than [5] Option Years	Lifetime Withdrawal Percentage if Option Age is greater than or equal to [5] but less than [10] Option Years	Lifetime Withdrawal Percentage if Option Age is greater than or equal to [10] but less than [15] Option Years	Lifetime Withdrawal Percentage if Option Age is greater than or equal to [15] Option Years
[[59 1/2 through 64]	[1-10%]	[1-10%]	[1-10%]	[1-10%]
[65 through 74]	[1-10%]	[1-10%]	[1-10%]	[1-10%]
[75 through 80]	[1-10%]	[1-10%]	[1-10%]	[1-10%]
[81 and older]	[1-10%]	[1-10%]]	[1-10%]]	[1-10%]]

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Lifetime Withdrawal Percentages if the Joint Option is elected:

Age of the younger of the Determining Life or Joint Determining Life*	Lifetime Withdrawal Percentage if Option Age is less than [5] Option Years	Lifetime Withdrawal Percentage if Option Age is greater than or equal to [5] but less than [10] Option Years	Lifetime Withdrawal Percentage if Option Age is greater than or equal to [10] but less than [15] Option Years	Lifetime Withdrawal Percentage if Option Age is greater than or equal to [15] Option Years
[[59 1/2 through 64]	[1-10%]	[1-10%]	[1-10%]	[1-10%]
[65 through 74]	[1-10%]	[1-10%]	[1-10%]	[1-10%]
[75 through 80]	[1-10%]	[1-10%]	[1-10%]	[1-10%]
[81 and older]	[1-10%]	[1-10%]]	[1-10%]]	[1-10%]]

*	The age used to determine the Lifetime Withdrawal Percentage is the applicable age on the date of the first Lifetime Withdrawal.

PURCHASE PAYMENTS

Purchase Payment Limits:

After the first Option Anniversary, Nationwide reserves the right to refuse any subsequent Purchase Payments in excess of $50,000 per Option Year for all Nationwide issued contracts with the same Contract Owner, Joint Owner, Annuitant, Co-Annuitant, Determining Life, and/or Joint Determining Life. Any excess amount refused will be returned to the Contract Owner.

Total cumulative Purchase Payments under the Contract and any other annuity contract issued by Nationwide with the same Contract Owner, Joint Owner, Annuitant, Co-Annuitant, Determining Life, and/or Joint Determining Life may not exceed $1,000,000 unless Nationwide agrees in writing to accept Purchase Payments exceeding $1,000,000. Any excess amount not accepted will be returned to the Contract Owner.

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